                                                                      EXHIBIT 99

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis that follows, consistent with all other financial data throughout this Annual Report, focuses on the results of operations and financial condition from the Company's continuing operations and reflects the reclassifications for rent and occupancy costs from cost of goods sold to selling, general and administrative expenses (SG&A), and for catalog shipping and handling fees charged to customers and associated costs, which were reclassified from SG&A to sales and cost of sales, respectively. See page 18 for further discussion of reclassifications. This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto and the five year financial summary.

Discontinued operations. On March 7, 2001, the Company signed a definitive agreement with a U.S. subsidiary of AEGON N.V. (AEGON) to sell the assets of its
J. C. Penney Direct Marketing Services, Inc. (DMS) business, consisting of the stock of its insurance subsidiaries and related businesses. The Company will receive cash proceeds at closing of approximately $1.3 billion plus settlements from intercompany accounts. The sale generated a book loss, net of tax of $296 million.
     The Company's financial statements, footnotes and other information provided in this Annual Report reflect DMS as a discontinued operation for all periods presented.
     Concurrent with the closing, the Company will enter into a 15-year strategic marketing alliance with AEGON N.V. designed to offer an expanded range of financial and membership services products to JCPenney customers. Under this agreement, the Company will receive annual cash payments over the next 15 years pursuant to the terms of licensing and marketing services arrangements. The present value of these cash payments is estimated to be up to $300 million and such amounts will be recognized as earned in the Company's financial statements.

Consolidated Results of Operations


($ in millions except EPS)                                                2000            1999           1998
------------------------------------------------------------------------------------------------------------------
Segment operating profit/(loss)
   Department stores and catalog                                       $   254         $   670         $   920
   Eckerd drugstores                                                       (76)            183             254
                                                                      ---------------------------------------------
Total segments                                                             178             853           1,174
Corporate and other unallocated                                            (27)             13              18
Net interest expense and credit operations                                (427)           (294)           (387)
Acquisition amortization                                                  (122)           (125)           (112)
Restructuring and other charges, net                                      (488)           (169)             22
-------------------------------------------------------------------------------------------------------------------
(Loss)/income from continuing operations before income taxes              (886)            278             715
Income taxes                                                              (318)            104             277
-------------------------------------------------------------------------------------------------------------------
(Loss)/income from continuing operations                               $  (568)        $   174         $   438
(Loss)/earnings per share from continuing operations                   $ (2.29)        $  0.54         $  1.58
-------------------------------------------------------------------------------------------------------------------

Loss from continuing operations in 2000 totaled $568 million, or $2.29 per share, compared with income from continuing operations of $174 million, or $0.54 per share and $438 million, or $1.58 per share, in 1999 and 1998, respectively. Over the past several years, the Company has implemented a number of initiatives to improve its competitive position and future financial performance, including closing underperforming stores, reducing headcount in the corporate offices as well as in field operations, and centralizing the merchandising process in department stores and catalog under the ACT (Accelerating Change Together) initiative. These initiatives, along with the integration of several drugstore formats with the Eckerd Corporation (Eckerd) drugstore business acquired in 1997, have resulted in non-comparable items for each of the three years presented. These non-comparable items are shown on the following page. Before the effects of these items, (loss) or earnings per share (EPS) would have been $(0.44), $1.36, and $1.81, for 2000, 1999 and 1998, respectively. All references to EPS are on a diluted basis.

                                           2000                        1999                          1998
                                -----------------------------------------------------------------------------------
($ in millions except EPS)       Pre-tax $        EPS         Pre-tax $        EPS         Pre-tax $        EPS
-------------------------------------------------------------------------------------------------------------------
(Loss)/earnings from continuing
  operations before the effects
  of non-comparable items        $  (135)       $   (0.44)      $ 586       $    1.36       $  807        $    1.81
                                 ----------------------------------------------------------------------------------
Restructuring and other
 charges, net
  JCPenney store closings           (206)                          --                           --
  Eckerd drugstore closings         (111)                          --                           --
  Asset impairments                  (91)                        (240)                          --
  Contract cancellations             (84)                          --                           --
  Headcount reductions               (35)                          --                           --
  Gain on the sale of assets          13                           55                           --
  Adjustments to prior period re-
   structuring reserves and other     26                           16                           22
                                 ----------------------------------------------------------------------------------
Total restructuring and other
  charges, net                      (488)           (1.19)       (169)          (0.48)          22             0.05
                                 ----------------------------------------------------------------------------------
Other non-comparable items
   Department store
     incremental markdowns           (92)                          --                           --
   Eckerd inventory
     adjustments                    (104)                         (74)                         (98)
   Incremental Eckerd
     integration and other costs     (12)                         (45)                         (16)
   Centralized merchandising
     process costs (ACT)             (55)                          --                           --
   Revenue recognition                --                          (20)                          --
                                 ----------------------------------------------------------------------------------
Total other non-
  comparable items                  (263)           (0.66)       (139)          (0.34)        (114)           (0.28)
                                 ----------------------------------------------------------------------------------
Total non-comparable items          (751)           (1.85)       (308)          (0.82)         (92)           (0.23)
                                 ----------------------------------------------------------------------------------
(Loss)/income from

  continuing operations          $  (886)       $   (2.29)      $ 278       $    0.54       $  715        $    1.58
                                  ----------------------------------------------------------------------------------

Earnings from continuing operations in 2000 before the effects of all non-comparable items were significantly lower than the prior two years due to a decline in the operating performance of department stores and catalog as well as Eckerd drugstores. Sales in department stores and catalog in 2000 declined $558 million, or 2.9% from 1999, 2.3% on a comparable store basis, and were accompanied by a significant decline in gross margin. While total sales for Eckerd improved, comparable store non-pharmacy merchandise sales were flat with last year. Weak non-pharmacy merchandise sales, coupled with lower gross margin and increased selling, general and administrative (SG&A) expenses in 2000 resulted in a significant decline in Eckerd operating profit.

Non-comparable items. Restructuring and other charges are discussed in more detail in Note 14 on page 25.

Fiscal 2000. The Company's results were impacted by the effects of non-comparable items totalling $751 million net, as follows:

Restructuring and other charges, net ($488 million)
 . JCPenney store closings ($206 million) - During fiscal 2000, 92 underperforming stores were approved for closing. These stores generated sales of approximately $950 million and incurred operating losses of $28 million in fiscal 1999. The Company's estimate for transfer sales to nearby JCPenney stores is approximately $160 million. By the end of 2000, 48 stores were closed, and the remainder are expected to be closed by the end of 2001. The charge was recorded for fixed asset impairments ($113 million), present value of future lease obligations ($77 million) and employee severance costs ($16 million).

 . Eckerd drugstore closings ($111 million) - 279 drugstores were approved for closing under the Eckerd store closing plan. These stores generated sales and operating losses of approximately $650 million and $30 million, respectively, in fiscal 1999. 274 of these stores were closed by the end of 2000, and the remainder are expected to be closed by the end of first quarter 2001. Charges were comprised of present value of future lease obligations ($90 million), employee severance costs ($4 million) and other exit costs ($17 million).

 . Asset impairments ($91 million) - Asset impairments include $64 million for 13 department stores that, due to restrictive covenants, will remain open, $14 million for Eckerd assets related to relocated stores, and $13 million for non-strategic business investments, including the Eckerd e-commerce web site.

 . Contract cancellations ($84 million) - Cancellations include termination fees and asset impairments associated with Eckerd's contract with its information technology service provider ($72 million) and a buyout fee for the remaining lease obligations ($12 million) related to a cancelled JCPenney hardware contract.

 . Headcount reductions ($35 million) - Approximately 995 home office and field positions for both department stores and catalog and Eckerd drugstores were eliminated.

 . Gain on the sale of assets ($13 million) - A gain was recognized on the sale of notes receivable that had been issued in 1997 in connection with the divestiture of certain drugstores pursuant to an agreement with the Federal Trade Commission.

 . Adjustments to prior period restructuring reserves and other (net credit of $26 million) - Actual costs were less than previously estimated.

Other non-comparable items ($263 million)
 . Department store incremental markdowns ($92 million) - represented incremental markdowns recorded in cost of goods sold on discontinued merchandise from the decision to narrow the merchandise assortment as a result of the centralization of the merchandising process (ACT).

 . Eckerd inventory adjustments ($104 million) - represented incremental markdowns recorded in cost of goods sold on discontinued merchandise in order to reposition the merchandise mix ($43 million), and to liquidate merchandise under the store closing plan ($61 million).

 . Incremental Eckerd other costs ($12 million) - represents costs incurred for store closing activities in connection with the store closing plan.

 . Centralized merchandising process (ACT) costs ($55 million) - represents costs associated with ACT, a fundamental rebuilding of the department store and catalog merchandising process and organization, creating a centralized buying organization. ACT requires process and organizational restructuring throughout the Company's corporate and field structure. Total expenditures associated with this initiative are expected to be approximately $150 million, including approximately $26 million that have been or will be capitalized. Approximately half of the costs were incurred in fiscal 2000.

Fiscal 1999. The Company's results were impacted by non-comparable items totalling $308 million, net, as follows:

Restructuring and other charges, net ($169 million)
 . JCPenney stores asset impairments ($130 million) - Charge represents the excess of the carrying values of the assets, including intangible assets, over fair values, related to 10 stores, the majority of which were acquired in 1995 in the Washington, D.C., market.

 . Eckerd asset impairments ($110 million) - Charge represents the excess of the carrying values of the assets, including intangible assets, over fair value related to underperforming stores that were closed in fiscal 2000.

 . Gain on the sale of assets ($55 million) - In December 1999, the Company sold its proprietary credit card accounts and receivables to General Electric Capital Corporation and its subsidiaries (GE Capital). For more information about this transaction, see Note 4.

 .  Adjustments to prior year restructuring reserves (net credit of $16 million)
   - Actual costs were less than previously estimated.

Other non-comparable items ($139 million)
 . Eckerd inventory adjustments ($74 million) - As a result of the integration of the Company's several drugstore formats, a cost of goods sold adjustment of $74 million was recorded in the second quarter of 1999 to reflect the difference between the estimated value of book inventories and physical inventories that were completed by the end of the second quarter.

 . Incremental Eckerd integration and other costs ($45 million) - Incremental costs incurred to upgrade the communications system that linked all drugstores with Eckerd's home office. In addition, related to the integration of the drugstores, certain allowances for the collectibility of accounts receivable and insurance reserves were adjusted.

 . Revenue recognition ($20 million) - In the fourth quarter of 1999, in response to the guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," the Company changed certain revenue recognition policies affecting stores and catalog. A $20 million charge to cost of goods sold was recorded for the cumulative effects of the changes.

Fiscal 1998. The Company's results were impacted by non-comparable items totalling $92 million, net. Adjustments (net credit of $22 million) were made to prior year restructuring reserves. Actual costs were less than previously estimated. Other non-comparable items ($114 million) consisted of the following:

 . Eckerd inventory adjustments ($98 million) - Incremental adjustments to cost of goods sold were primarily related to the disposition of non-conforming merchandise as a result of the integration of several drugstore formats.

 . Incremental Eckerd integration and other costs ($16 million) - Incremental integration costs related primarily to the complexities of combining three separate accounting systems into one system.

Department Stores and Catalog Operating Results

($ in millions)                        2000     1999       1998
-------------------------------------------------------------------
Retail sales, net                   $18,758  $19,316    $19,436
                                   --------------------------------
FIFO gross margin                     5,978    6,536      6,600
LIFO (charge)/credit                    (14)       9         35
                                   --------------------------------
Total gross margin                    5,964    6,545      6,635
SG&A expenses                        (5,710)  (5,875)    (5,715)
                                   --------------------------------
Segment operating profit            $   254  $   670    $   920
                                   --------------------------------
Gross margin impact
  from non-compara-
  ble items                         $    92  $    20    $     -
                                   --------------------------------
Sales percent inc/(dec)
   Department stores                   (2.9)%   (1.3)%     (3.1)%/(1)/
   Comparable stores                   (2.4)%   (1.1)%     (1.9)%
   Catalog                             (2.7)%    1.9%       0.4%/(1)/
Ratios as a percent of sales:
   FIFO gross margin                   31.9%    33.8%      34.0%
   LIFO gross margin                   31.8%    33.9%      34.1%
   SG&A expenses                       30.4%    30.4%      29.4%
   LIFO segment operating profit        1.4%     3.5%       4.7%
   LIFO EBITDA/(2)/                     3.3%     7.1%       7.8%
Ratios as a percent
  of sales, before the effects
  of non-comparable items:
   FIFO gross margin                   32.4%    33.9%      34.0%
   LIFO gross margin                   32.3%    34.0%      34.1%
   SG&A expenses                       30.4%    30.4%      29.4%
   LIFO segment operating profit        1.8%     3.6%       4.7%
   LIFO EBITDA/(2)/                     3.8%     7.2%       7.8%
                                   ========     ====       ====

/(1)/ Calculated on a 52-week basis to exclude the effect of the 53rd week of 1997's full year.

/(2)/ EBITDA includes segment operating profit before depreciation and amortization and including credit operating results in 1999 and 1998. EBITDA is provided as an alternative assessment of operating performance and is not intended to be a substitute for GAAP measurements. Calculations may vary for other companies.

     The following discusses the operating results of department stores and catalog before the effects on gross margins of non-comparable items, as discussed previously, to provide more meaningful comparisons.

2000 compared with 1999. Segment operating profit for department stores and catalog was $346 million in 2000 compared with $690 million in 1999. The decline for the year was attributable to decreases in both sales and gross margin. Gross margin declined as a result of higher markdowns required to clear seasonal merchandise, and promotional activity intended to stimulate sales. The promotional activity became particularly heavy in the fourth quarter as the economy slowed.

     Total department store sales of $14.6 billion declined by 2.9% for the year while sales in comparable department stores (those open at least one year) declined by 2.4%. The largest sales declines were in athletic apparel, where sales have declined 60% since they peaked in 1997. In addition, young men's sportswear sales decreased and were impacted by a decline in demand for shorts and particular brands of jeans. Included in total department store sales are sales in the Company's international stores which totaled $547 million in 2000, compared to $432 million in 1999, an increase of 26.6%. This increase is primarily the result of the addition of 14 Renner stores in Brazil. Catalog sales were $4.2 billion in 2000 compared with $4.3 billion in 1999. Internet merchandise sales, which are reported as a component of Catalog sales, increased to $294 million, from $102 million in 1999.

     LIFO gross margin as a percent of sales declined by 170 basis points compared with 1999 levels. The margin decline was due primarily to higher levels of promotional and clearance markdowns, particularly in the fourth quarter. In addition, gross margin was impacted by the implementation of centralized pricing decisions for aged and seasonal merchandise under the new ACT centralized merchandising process. Under this process, clearance decisions, both in terms of timing and pricing, are made by the central buying unit rather than by approximately 1,100 individual stores. Gross margin included a LIFO charge of $14 million in 2000 and a LIFO credit of $9 million in 1999. The LIFO charge in 2000 resulted from declines in higher cost inventory added in prior years. The LIFO credit for 1999 resulted from a combination of flat to declining retail prices as measured by the Company's internally developed inflation index.

     SG&A expenses decreased by $165 million, but were flat with last year when compared as a percentage of sales. The dollar improvement was primarily a result of cost savings initiatives, including outsourcing and process redesign, implemented over the last several years.

1999 compared with 1998. Segment operating profit for department stores and catalog totaled $690 million in 1999, compared with $920 million in 1998. The decline for the year was attributable primarily to lower sales volumes in department stores. Total department store sales of $15 billion declined 1.3% for the year while sales in comparable department stores declined by 1.1%. Sales were also impacted by the exit from the Chilean market in 1999's third quarter. Catalog sales were approximately $4.3 billion in 1999 and $4.2 billion in 1998. Internet merchandise sales, reported as a component of catalog sales, increased from $15 million in 1998 to $102 million in 1999.

     LIFO gross margin as a percent of sales declined by 10 basis points compared with 1998 levels. This was primarily a result of a LIFO credit of $9 million in 1999 compared to a LIFO credit of $35 million in 1998. Higher levels of promotional and clearance markdowns in the fourth quarter were partially offset by a shift in sales to higher margin private brands.

LIFO credits for both years resulted from a combination of flat to declining retail prices as measured by the Company's internally developed inflation index and improved markup.

     SG&A expenses increased by 100 basis points as a percent of sales versus 1998. The increase was principally a function of lower sales volume coupled with additional investments in Internet infrastructure and higher selling salaries in department stores.

Eckerd Drugstores Operating Results

($ in millions)                             2000      1999       1998
---------------------------------------------------------------------------
Retail sales, net                        $13,088   $12,427    $10,325
                                       ------------------------------------
FIFO gross margin                          2,906     2,965      2,550
LIFO charge                                  (55)      (52)       (45)
                                       ------------------------------------
Total gross margin                         2,851     2,913      2,505
SG&A expenses                             (2,927)   (2,730)    (2,251)
                                       ------------------------------------
Segment operating (loss)/profit          $   (76)  $   183    $   254
                                       ====================================
Gross margin impact from
  non-comparable items                   $   104   $    74    $    98
SG&A impact from
  non-comparable items                        12        45         16
                                       ------------------------------------
Sales percent
  increase:
   Total sales                               5.3%     20.4%       8.9%/(1)/
   Comparable stores                         8.5%     10.7%       9.2%
Ratios as a percent
  of sales:
   FIFO gross margin                        22.2%     23.9%      24.7%
   LIFO gross margin                        21.8%     23.5%      24.3%
   SG&A expenses                            22.4%     22.0%      21.8%
   LIFO segment operating
     (loss)/profit                          (0.6)%     1.5%       2.5%
   LIFO EBITDA/(2)/                          1.0%      3.0%       3.8%
Ratios as a percent of sales,
  before the effects of non-
 comparable items:
   FIFO gross margin                        23.0%     24.5%      25.6%
   LIFO gross margin                        22.6%     24.0%      25.2%
   SG&A expenses                            22.3%     21.6%      21.6%
   LIFO segment operating profit             0.3%      2.4%       3.6%
   LIFO EBITDA/(2)/                          1.9%      4.0%       4.9%
                                       =========     =====      =====

/(1)/ Calculated on a 52-week basis to exclude the effect of the 53rd week of 1997's full year.

/(2)/ EBITDA includes segment operating profit before depreciation and amortization. EBITDA is provided as an alternative assessment of operating performance and is not intended to be a substitute for GAAP measurements. Calculations may vary for other companies.

       The following discussion reviews Eckerd drugstores operating results before the effects on gross margin and SG&A of non-comparable items, as discussed previously, to provide more meaningful comparisons.

2000 compared with 1999. Segment operating profit for drugstores in 2000 was $40 million compared with $302 million in 1999. The decline in operating profit was attributable to weak non-pharmacy merchandise sales, coupled with lower gross margin and increased SG&A expenses. Sales for 2000 increased 5.3% over 1999. Total sales in 1999, which included sales from the Genovese drugstores acquired in March 1999, increased by 20.4% over the prior year. Comparable store sales increased 8.5%, compared to a 10.7% increase in the prior year (including the pro forma results of the Genovese drugstores). Comparable store sales growth for 2000 was led by a 14% increase in pharmacy sales, which accounted for 64% of total drugstore sales. Pharmacy sales were particularly strong in the managed care segment, which accounted for 89% of total pharmacy sales. Comparable non-pharmacy merchandise sales were flat for the year and were strongest in one-hour photo processing, skin care/fashion accessories and toiletries. Sales for 2000 benefited from the relocation of 136 stores to more convenient freestanding locations.

       LIFO gross margin, as a percent of sales, declined by 140 basis points. The decline was principally related to a higher proportion of lower gross margin managed care and mail order pharmacy sales and a reduced level of higher-margin general merchandise sales. Gross margin included LIFO charges of $55 million in 2000 and $52 million in 1999.

       SG&A expenses as a percent of sales increased by 70 basis points. Expenses in 2000 were negatively impacted by the higher expense levels associated with the opening of new and relocated drugstores. Expenses in 1999 reflect integration costs for the Genovese acquisition as well as costs associated with opening new and relocated stores.

1999 compared with 1998. Segment operating profit for drugstores in 1999 was $302 million compared with $368 million in 1998. The decline in operating profit was attributable to both lower gross margin and higher SG&A expenses.

       Total sales for 1999 increased by 20.4% over 1998 and include approximately $830 million in sales attributable to the Genovese drugstores acquired in March 1999. Comparable store sales were strong, increasing 10.7% (including the pro forma results of the Genovese drugstores) compared to a 9.2% increase in 1998. Comparable store sales growth was led by a 15.6% increase in pharmacy sales, which accounted for 62% of total drugstore sales. Comparable store non-pharmacy sales increased approximately 3% for the year. 1999 sales also benefited from the relocation of 208 stores to more convenient freestanding locations.

       LIFO gross margin, as a percent of sales, declined by 120 basis points. The decline was principally related to a higher proportion of lower gross margin managed care and mail order pharmacy sales, a higher percentage of new, lower-margin drug introductions, and higher shrinkage. Gross margin included LIFO charges of $52 million in 1999 and $45 million in 1998.

       SG&A expenses as a percent of sales in 1999 were flat with 1998.

Net Interest Expense and Credit Operations

($ in millions)                        2000        1999        1998
----------------------------------------------------------------------
Finance charge revenue, net
  of operating expenses              $   --      $ (313)     $ (224)
Interest expense, net                   427         607         611
                                    ----------------------------------
Net interest expense and
  credit operations                  $  427      $  294      $  387
                                    =======      ======      ======

Net interest expense and credit operations totaled $427 million in 2000 compared with $294 million in 1999 and $387 million in 1998. 1999 includes the Company's proprietary credit card operation through December 6, 1999, when the operation was sold to GE Capital. 1998 includes the proprietary credit card operation for the full year. Interest expense declined in 2000 primarily as a result of the reduction in short-term debt from the proceeds of the sale of the proprietary credit card receivables. Also during 2000, $805 million of long-term debt was retired or paid off. In addition, borrowing levels were lower due to declines in inventory levels. The improvement from 1998 to 1999 in finance charge revenue was related to improvements in credit operating performance, principally lower bad debt expense.

Income taxes. The overall effective tax rate was (35.9%), 37.4% and 38.7% in 2000, 1999 and 1998, respectively. In the prior two years, the rate was favorably impacted by tax planning strategies that significantly reduced state and local income tax rates. Due to the loss from continuing operations in 2000, certain tax planning benefits were not utilized. Losses that resulted from these benefits will be carried forward to future years. Based on the short time periods for carryforwards in certain states, a valuation allowance of $60 million was established for those benefits not expected to be realized.

Financial Condition

Liquidity. The Company began 2000 with a cash position of $1.2 billion. In a difficult year, after meeting all of its cash requirements for capital expenditures, dividends and repayments of long-term debt, the Company ended the year with a cash balance of approximately $1 billion. Cash flow from operating activities was $1.5 billion in 2000 compared with $1.1 billion in 1999 and $0.9 billion in 1998. Efforts to reduce inventory levels and to secure more competitive terms with vendors, as well as declines in cash capital expenditures, had a positive impact on cash flow for the year. While net income has declined in recent years, cash flow has remained strong. Over the past several years, results have been impacted by non-cash charges relating to store closings and asset impairments as well as non-cash charges for the amortization of goodwill and other intangible assets related to drugstore acquisitions. Operating cash flow in 2000 benefited significantly from the decline in inventory levels, net of trade accounts payable. Cash flow from operations in fiscal 2000 was sufficient to fund the Company's operating needs - working capital, capital expenditures and dividends. Management expects cash flow and existing cash balances to cover the Company's operating needs, including payments related to restructuring reserves, for the foreseeable future. The Company's liquidity position at the end of 2000, coupled with the expected proceeds from the sale of DMS as well as other sources of funding, are adequate to cover debt maturities over the next several years. Although its credit ratings have declined over the past two years, the Company's liquidity position improved with the sale of its proprietary credit card receivables in 1999. The Company's liquidity position will be further strengthened upon the expected mid-year 2001 closing of the sale of DMS which is expected to generate cash proceeds after tax of approximately $1.1 billion. It is anticipated that these proceeds will be used primarily for debt reduction. Additionally, the Company has $1.5 billion in unused committed bank credit facilities, which will remain in effect until November 2002.

Merchandise inventory. Total LIFO inventory was $5,269 million in 2000 compared with $5,947 million in 1999 and $6,060 million in 1998. FIFO merchandise inventory for department stores and catalog was $3,289 million at the end of 2000, a decrease of 13.6% on an overall basis and approximately 13% for comparable stores, compared with the prior year. The decline was primarily the result of the Company's efforts to streamline inventory, improve the productivity of the merchandise assortments and improve the efficiency of the procurement process, all leading to increased inventory turnover. In addition, the conversion in department stores to a centralized buying process emphasized clearing seasonal, aged and other unproductive inventory. Eckerd FIFO merchandise inventory was $2,319 million at the end of 2000, a decrease of 4% compared with the prior year. The decrease was related to the decline in the number of Eckerd drugstores as well as an emphasis on repositioning the Eckerd merchandise mix.

Properties. Property, plant and equipment, net of accumulated depreciation, totaled $5,114 million at January 27, 2001, compared with $5,271 million and $5,415 million at the end of fiscal 1999 and 1998, respectively.

     At the end of 2000, the Company operated 1,111 JCPenney department stores (including three stores in Mexico and eight in Puerto Rico), 49 Renner department stores in Brazil and 2,640 Eckerd drugstores, which together represented approximately 141 million gross square feet of retail space. The number of JCPenney department stores has declined recently principally as a result of the closing of underperforming stores over the last three years. Over the last three years, the number of Eckerd drugstores reflects the addition of 141 new stores, and 205 acquisitions, principally Genovese drugstores acquired in March of 1999, and the closing of 484 underperforming and overlapping stores during the conversion of former drugstore formats to Eckerd.

Capital expenditures. Capital expenditures, including capitalized software costs, during the past three years are as follows:

($ in millions)         2000        1999        1998
-------------------------------------------------------------
Department stores
  and catalog         $  398       $ 344      $  460
Eckerd drugstores        301         325         283
                      ---------------------------------------
Total                 $  699       $ 669      $  743
                      ---------------------------------------
Cash capital
  expenditures        $  648       $ 686      $  776
                      ======       =====      ======

     2000 capital spending levels for property, plant and equipment increased from 1999 levels principally as a result of emphasis placed on systems development. The Company's plan for capital expenditures in 2001 is approximately $500 million ($325 million for department stores and catalog, and $175 million for Eckerd), and is designed to provide a balance between funding future growth and an adequate level of cash flow for liquidity purposes. While the absolute level of spending is less than prior years, priority is being given to maximize the allocation of capital to those projects which directly impact the customer and will positively impact profitability in the near term, such as store updates and renewals in both department stores and Eckerd drugstores.

Acquisitions. The Company has completed several acquisitions in recent years as noted below. In all cases, the purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values. All acquisitions have been accounted for under the purchase method. Accordingly, their results of operations are included in the Company's statements of operations as of the date of the acquisition.

     In March 1999, the Company completed the acquisition of Genovese Drug Stores, Inc. (Genovese), a 141-drugstore chain with locations in New York, New Jersey and Connecticut. The acquisition was accomplished through the exchange of approximately 9.6 million shares of JCPenney common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into approximately 550 thousand common stock options of the Company. The total value of the transaction, including the assumption of $60 million of debt, was $414 million, of which $263 million represented goodwill.

     The Company completed the acquisition of a majority interest in Lojas Renner S.A. (Renner), a 21-store Brazilian department store chain, in January 1999. The total purchase price was $139 million, of which $67 million represented goodwill.

Goodwill and other intangible assets. At the end of 2000, goodwill and other intangible assets, net, totaled $2,870 million, compared with $2,999 million in 1999 and $2,879 million in 1998. Intangible assets consist principally of favorable lease rights, prescription files, trade name and goodwill, represent-ing the excess of the purchase price over the fair value of net assets acquired.

     The Company believes the remaining balance of goodwill, which relates principally to its drugstore acquisitions, at January 27, 2001, is recoverable. The Company's ability to fully recover the carrying amount of goodwill through undiscounted future cash flows assumes that results of operations will improve from current levels and provide positive cash flows in future periods greater than current results. However, should events or economic conditions arise that hinder the Company's ability to achieve its business objectives, a portion of the goodwill may become impaired in the near term, and such amount of impairment may be material.

Debt to Capital
($ in millions)         2000        1999        1998
----------------------------------------------------------------
Debt to capital
  percent                 56.8%       54.5%       63.0%*
                          ----        ----        ----

* Upon completion of the Genovese acquisition, the debt to capital ratio declined to 62.3%.

     Total debt, including the present value of operating leases, was $8,232 million at the end of 2000 compared with $8,670 million at the end of 1999 and $12,113 million in 1998. During 2000, the Company retired $805 million of long-term debt, $625 million through scheduled maturities and the call of $180 million of the 9.45% notes due in 2002.

     In December 1999, the Company received $3.2 billion in proceeds from the sale of its proprietary credit card accounts receivable. Proceeds from the sale were used to pay down short-term debt and the balance was invested in short-term investments, pending the maturity of long-term debt issues. In conjunction with the sale, GE Capital also assumed debt totalling $729 million, including $79 million of off-balance-sheet debt. During 1999, the Company retired $225 million of long-term debt at the normal maturity date and redeemed $199 million of Eckerd Notes due in 2004.

     In 1999 and 1998, the Company issued 9.6 million shares of common stock related to its drugstore acquisitions. The Company repurchased five million shares of its common stock in the fourth quarter of 1998 for $270 million as part of previously approved share repurchase programs.

Dividends. The Company paid quarterly dividends of $0.2875 in the first three quarters of 2000 and $0.125 in the final quarter of the year, reflecting a reduction from the $0.545 quarterly dividend paid in 1999. The Company considered the overall performance of its businesses and the need to reinvest earnings in those businesses in the determination to reduce the quarterly dividend rate.

Inflation and changing prices. Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.

Company Statement on Financial Information

The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present fairly, in all material respects, the Company's results of operations, financial position and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

     The Company's system of internal controls is supported by written policies and procedures and supplemented by a staff of internal auditors. This system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and are recorded and reported properly. The system is continually reviewed, evaluated and where appropriate, modified to accommodate current conditions. Emphasis is placed on the careful selection, training and development of professional managers.

     An organizational alignment that is premised upon appropriate delegation of authority and division of responsibility is fundamental to this system. Communication programs are aimed at assuring that established policies and procedures are disseminated and understood throughout the Company.

     The consolidated financial statements have been audited by independent auditors whose report appears below. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

     The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Audit Committee's responsibilities include recommending to the Board for stockholder approval the independent auditors for the annual audit of the Company's consolidated financial statements. The Committee also reviews the independent auditors' audit strategy and plan, scope, fees, audit results, performance, independence and non-audit services and related fees; internal audit reports on the adequacy of internal controls; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits; and the effectiveness of the Company's program for correcting audit findings. The independent auditors and Company personnel, including internal auditors, meet periodically with the Audit Committee to discuss auditing and financial reporting matters.

Robert B. Cavanaugh

Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer


Independent Auditors' Report

To the Stockholders and Board of Directors of J. C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 27, 2001 and January 29, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 27, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 27, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended January 27, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
February 22, 2001

Consolidated Statements of Operations

J. C. Penney Company, Inc. and Subsidiaries

($ in millions, except per share data)                                     2000            1999           1998
---------------------------------------------------------------------------------------------------------------
Retail sales, net                                                       $31,846        $ 31,743       $ 29,761

Costs and expenses
Cost of goods sold                                                       23,031          22,286         20,621
Selling, general and administrative expenses                              8,637           8,604          7,966
Other unallocated                                                            27             (13)           (18)
Net interest expense and credit operations                                  427             294            387
Acquisition amortization                                                    122             125            112
Restructuring and other charges, net                                        488             169            (22)
                                                                        --------------------------------------
Total costs and expenses                                                 32,732          31,465         29,046
                                                                        --------------------------------------
(Loss)/income from continuing operations before income taxes               (886)            278            715
Income taxes                                                               (318)            104            277
                                                                        --------------------------------------
(Loss)/income from continuing operations                                   (568)            174            438
--------------------------------------------------------------------------------------------------------------

Income from discontinued operations
  (net of income tax of $90, $91, and $84)                                  159             162            156
Loss on sale of discontinued operations (including income taxes of $200)   (296)
                                                                        --------------------------------------
Net (loss)/income                                                       $  (705)       $    336       $    594
--------------------------------------------------------------------------------------------------------------

(Loss)/earnings per share
Basic
   Continuing operations                                                  (2.29)           0.54           1.58
   Discontinued operations                                                 0.61            0.62           0.62
   (Loss) on sale of discontinued operations                              (1.13)
   Net (loss)/income                                                      (2.81)           1.16           2.20
Diluted
   Continuing operations                                                  (2.29)           0.54           1.58
   Discontinued operations                                                 0.61            0.62           0.61
   (Loss) on sale of discontinued operations                              (1.13)
   Net (loss)/income                                                      (2.81)           1.16           2.19

Weighted average number of common shares outstanding
  during the period
Basic                                                                       262             259            253
Diluted                                                                     262             259            254
-------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements on pages 18 through 30.

Consolidated Balance Sheets

J. C. Penney Company, Inc. and Subsidiaries

($ in millions)                                                                            2000           1999
---------------------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash (including short-term investments of $935 and $1,155)                           $   944        $ 1,155
   Receivables, net (bad debt reserve of $30 and $20)                                       893            921
   Merchandise inventory (including LIFO reserves of $339 and $270)                       5,269          5,947
   Prepaid expenses                                                                         151            151
                                                                                        ----------------------
Total current assets                                                                      7,257          8,174
Property and equipment
   Land and buildings                                                                     2,949          3,047
   Furniture and fixtures                                                                 3,919          3,930
   Leasehold improvements                                                                 1,194          1,151
   Accumulated depreciation                                                              (2,948)        (2,857)
                                                                                        ----------------------
Property and equipment, net                                                               5,114          5,271
Goodwill and other intangible assets, net (accumulated
  amortization of $452 and $333)                                                          2,870          2,999
Other assets                                                                              1,474          1,617
Assets of discontinued operations (including cash and short-term
  investments of $156 and $105)                                                           3,027          2,847
                                                                                        ----------------------
Total Assets                                                                            $19,742        $20,908
--------------------------------------------------------------------------------------------------------------

Liabilities and stockholders' equity
Current liabilities
   Accounts payable and accrued expenses                                                $ 3,877        $ 3,158
   Short-term debt                                                                           --            330
   Current maturities of long-term debt                                                     250            625
   Deferred taxes                                                                           108            159
                                                                                        ----------------------
Total current liabilities                                                                 4,235          4,272
Long-term debt                                                                            5,448          5,844
Deferred taxes                                                                            1,136          1,180
Other liabilities                                                                           978            873
Liabilities of discontinued operations                                                    1,686          1,511
                                                                                        ----------------------
Total liabilities                                                                        13,483         13,680
Stockholders' equity
   Preferred stock authorized, 25 million shares; issued and outstanding, 0.6 million
     and 0.7 million shares Series B ESOP convertible preferred                             399            446
   Common stock, par value 50 cents: authorized, 1,250 million shares; issued and
   outstanding 263 million and 261 million shares                                         3,294          3,266
   Reinvested earnings                                                                    2,636          3,590
   Accumulated other comprehensive (loss)                                                   (70)           (74)
                                                                                        ----------------------
Total stockholders' equity                                                                6,259          7,228
                                                                                        ----------------------

Total liabilities and stockholders' equity                                              $19,742        $20,908
--------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements on pages 18 through 30.

Consolidated Statements of Stockholders' Equity


J. C. Penney Company, Inc. and Subsidiaries

                                      Common   Preferred  Guaranteed  Reinvested  Accumulated Other       Total
                                       Stock     Stock       LESOP     Earnings      Comprehensive     Stockholders'
($ in millions)                                           Obligation               (Loss)/Income/(1)/      Equity
-------------------------------------------------------------------------------------------------------------------
January 31, 1998                     $ 2,766     $ 526      $ (49)      $ 3,999          $  48           $ 7,290
                                    ----------------------------------------------------------------------------
Net income                                                                  594                              594
Net unrealized change in investments                                                       (19)              (19)
Currency translation adjustments(2)                                                        (57)              (57)
Other comprehensive income from
  discontinued operations                                                                   14                14
                                    ----------------------------------------------------------------------------
Total comprehensive (loss)/income                                           594            (62)              532
Dividends declared                                                         (588)                            (588)
Common stock issued                      140                                                                 140
Common stock retired                     (56)                              (214)                            (270)
Preferred stock retired                            (51)                                                      (51)
LESOP payment                                                  49                                             49
                                    ----------------------------------------------------------------------------
January 30, 1999                       2,850       475         --         3,791            (14)            7,102
                                    ----------------------------------------------------------------------------
Net income                                                                  336                              336
Net unrealized change in investments                                                       (14)              (14)
Currency translation adjustments                                                            13                13
Other comprehensive loss from
  discontinued operations                                                                  (59)              (59)
                                    ----------------------------------------------------------------------------
Total comprehensive (loss)/income                                           336            (60)              276
Dividends declared                                                         (537)                            (537)
Common stock issued                      416                                                                 416
Preferred stock retired                            (29)                                                      (29)
                                    ----------------------------------------------------------------------------
January 29, 2000                       3,266       446         --         3,590            (74)            7,228
                                    ----------------------------------------------------------------------------
Net loss                                                                   (705)                            (705)
Net unrealized change in investments                                                         2                 2
Currency translation adjustments                                                           (14)              (14)
Other comprehensive income from
  discontinued operations                                                                   16                16
                                    ----------------------------------------------------------------------------
Total comprehensive (loss)/income                                          (705)             4              (701)
Dividends declared                                                         (249)                            (249)
Common stock issued                       28                                                                  28
Preferred stock retired                            (47)                                                      (47)
                                    ----------------------------------------------------------------------------
January 27, 2001                     $ 3,294     $ 399      $  --       $ 2,636          $ (70)          $ 6,259
----------------------------------------------------------------------------------------------------------------

(1) Cumulative net unrealized changes in investments are shown net of deferred taxes of $2 million, $1 million and $8 million, in 2000, 1999 and 1998, respectively. A deferred tax asset has not been established for currency translation adjustments due to immateriality of amounts.

(2) 1998 currency translation adjustments include $(49) million associated with assets acquired and liabilities assumed in the purchase of Renner.

See Notes to the Consolidated Financial Statements on pages 18 through 30.

Consolidated Statements of Cash Flows

($ in millions)                                                            2000            1999           1998
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
(Loss)/income from continuing operations                                 $ (568)        $   174         $  438
Restructuring and other charges, net                                        488             169            (22)
Depreciation and amortization, including intangible assets                  695             702            633
Deferred taxes                                                              (95)             (8)           178
Change in cash from:
   Customer receivables                                                      --              13            258
   Other receivables                                                         29            (113)          (116)
   Inventory, net of trade payables                                       1,147             169             64
   Current income taxes payable                                              50             (83)          (148)
   Other assets and liabilities, net                                       (241)            108           (359)
                                                                      ----------------------------------------
                                                                          1,505           1,131            926
                                                                      ----------------------------------------
Cash flows from investing activities
Capital expenditures                                                       (648)           (686)          (776)
Proceeds from the sale of assets                                             30           3,179             --
Acquisitions/(1)/                                                            --              --           (184)
Proceeds from the sale of investment securities                             268             164             --
                                                                      ----------------------------------------
                                                                           (350)          2,657           (960)
                                                                      ----------------------------------------
Cash flows from financing activities
Change in short-term debt                                                  (330)         (1,650)           507
Proceeds from the issuance of long-term debt                                 --              --            644
Payment of long-term debt                                                  (816)           (467)          (478)
Common stock issued, net                                                     28              62            140
Common stock purchased and retired                                           --              --           (270)
Preferred stock redemption                                                  (47)            (29)           (51)
Dividends paid, preferred and common                                       (294)           (598)          (586)
                                                                      ----------------------------------------
                                                                         (1,459)         (2,682)           (94)
                                                                      ----------------------------------------
Cash received from/(paid to) discontinued operations                         93              --            (41)
                                                                      ----------------------------------------
Net increase/(decrease) in cash and short-term investments                 (211)          1,106           (169)
Cash and short-term investments at beginning of year                      1,155              49            218
Cash and short-term investments at end of year                           $  944         $ 1,155         $   49
Supplemental cash flow information
Interest paid                                                            $  439         $   673         $  649
Interest received                                                            49              61             45
Income taxes (received) paid                                                (97)            194            255
--------------------------------------------------------------------------------------------------------------

(1) Reflects total cash changes related to acquisitions.

Non-cash transactions: In 2000, Eckerd entered into capital leases for store photo processing equipment totaling $40 million. In 1999, the Company issued 9.6 million shares of common stock having a value of $354 million to complete the acquisition of Genovese. Also in 1999, GE Capital assumed $650 million of balance sheet debt as part of the Company's sale of proprietary credit card receivables.

See Notes to the Consolidated Financial Statements on pages 18 through 30.

Notes to the Consolidated Financial Statements

1 Summary of Accounting Policies

Basis of presentation. The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

     The accompanying financial statements have been presented to reflect the assets, liabilities, income and expenses of J. C. Penney Direct Marketing Services, Inc. (DMS) as a discontinued operation. The accompanying consolidated statements of operations present as a separate item the income and estimated loss on disposal of DMS. The assets to be disposed of, and related liabilities, are presented as separate items in the accompanying consolidated balance sheets.

Use of estimates. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

     Some of the more significant estimates include inventory valuation as determined under the retail method of accounting, depreciation, amortization and recoverability of long-lived assets, restructuring and other reserves, pensions and income taxes.

Fiscal year. The Company's fiscal year ends on the last Saturday in January. Fiscal 2000 ended January 27, 2001; fiscal 1999 ended January 29, 2000; and fiscal 1998 ended January 30, 1999. All three years contained 52 weeks. The accounts of Renner are on a calendar-year basis.

Reclassifications. 2000 reflects two primary reclassifications, neither of which had an impact on reported results or stockholders' equity. Amounts reported for prior periods have been reclassified to conform to the 2000 presentation.

     The Company has reclassified amounts billed to customers for shipping and handling from selling, general and administrative expense (SG&A) to retail sales with related costs reclassified from SG&A to cost of goods sold in accordance with Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs."

     Expenses related to rent and occupancy costs were reclassified from cost of sales to SG&A.

     Certain other reclassifications have been made to prior years' income and expense amounts to conform with the current year presentation.

Merchandise sales and services. Revenues from merchandise sales and services (retail sales), including delivery fees, are reported net of returns and allowances and exclude sales tax. Commissions earned on sales generated by licensed departments are included as a component of retail sales. Layaway sales and catalog orders delivered to catalog departments located in department stores and other Company facilities are recorded as sales at the time customers pick up the merchandise. An allowance has been established to provide for estimated merchandise returns.

     In 1999, in response to guidance provided by SEC Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements," the Company changed certain revenue recognition policies affecting department stores and catalog. Changes primarily affected the reporting of sales for licensed departments and catalog orders shipped to various Company facilities for customer pickup. These changes resulted in a $67 million reduction of reinvested earnings, net of tax, as of January 28, 1995. The impact on earnings and cash flows for the intervening periods presented in this report is not material. Accordingly, the cumulative effects of the changes have been reflected as a $20 million pre-tax charge to cost of goods sold for fiscal 1999, the period in which the change was made.

Advertising. Advertising costs, which include newspaper, television, radio and other media advertising, are either expensed as incurred or the first time the advertising occurs, and were $967 million, $995 million and $1,043 million for fiscal years 2000, 1999 and 1998, respectively. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed six months. Included in other assets are deferred advertising costs, primarily catalog book costs, of $87 million as of January 27, 2001, and $84 million as of January 29, 2000.

Pre-opening expenses. Costs associated with the opening of new stores are expensed in the period incurred.

Income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Earnings/(loss) per common share. Basic earnings/(loss) per share is computed by dividing net income/(loss) less dividend requirements on the Series B ESOP Convertible Preferred Stock, net of tax as applicable, by the weighted average number of common shares outstanding. Diluted earnings/(loss) per share assume the exercise of stock options and the conversion of the Series B ESOP Convertible Preferred Stock into the Company's common stock unless their inclusion would be anti-dilutive.

Stock-based compensation. The Company accounts for stock-based compensation by applying Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation." Under APB No. 25, if the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. Under the provisions of the Company's equity compensation plan, stock options cannot be granted below market.

Cash and short-term investments. The Company's short-term investments consist principally of commercial paper which has a maturity at date of purchase of three months or less.

Merchandise inventories. Substantially all merchandise inventory is valued at the lower of cost (using the last-in, first-out or "LIFO" method) or market, determined by the retail method. The Company determines the lower of cost or market on an aggregated basis for similar types of merchandise. To estimate the effects of inflation on inventories, the Company utilizes internally developed price indices.

Property and equipment. Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally three to 20 years for furniture and equipment and 50 years for buildings. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease.

     Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income.

Goodwill and other intangible assets and long-lived assets. Goodwill, which represents the cost in excess of fair value of net assets acquired, and trade name associated with the Eckerd acquisition are generally amortized over 40 years. Other intangible assets are amortized over periods ranging from five to seven years.

     In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for impairment based on their relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, if an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to an asset grouping, as described immediately above, the carrying amount of the allocated goodwill is adjusted before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

     With respect to the carrying amounts of goodwill remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, the Company assesses such carrying value for impairment whenever events or circumstances indicate that the carrying amount of such goodwill may not be recoverable. The Company assesses the recoverability of goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

     The Company believes the remaining balance of goodwill, which relates principally to its drugstore acquisitions, at January 27, 2001, is recoverable. The Company's ability to fully recover the carrying amount of goodwill through undiscounted future cash flows assumes that results of operations will improve from current levels and provide positive cash flows in future periods greater than current results. However, should events or economic conditions arise that hinder the Company's ability to achieve its business objectives, a portion of the goodwill may become impaired in the near term, and such amount of impairment may be material.

Capitalized software costs. Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software. The amortization period generally ranges between three and ten years.

Foreign currency translation. Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated using average currency rates during the reporting period.

Effect of new accounting standards. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has reviewed financial instruments that may be impacted by these new rules, principally long-term debt, purchase commitments and real estate leases, and has determined that current instruments do not contain terms or conditions that would be of a derivative nature. Accordingly, these new rules will not have a material impact on the consolidated financial position or results of operations upon adoption.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125 with the same title. It revises the standards for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise retains most of SFAS No. 125's provisions. SFAS No. 140 is effective for transfers after March 31, 2001. Adoption of the accounting provisions of this standard is not expected to have a material impact on the Company's consolidated financial position or results of operations.

2 Discontinued operations

On March 7, 2001, the Company signed a definitive agreement with a U.S. subsidiary of AEGON N.V. (AEGON) to sell the assets of its DMS business, consisting of the stock of its insurance subsidiaries and related businesses. The Company will receive cash proceeds at closing of approximately $1.3 billion plus settlements from intercompany accounts. The sale generated a book loss, net of tax, of $296 million.

     Concurrent with the closing, the Company will enter into a 15-year strategic marketing alliance with AEGON designed to offer an expanded range of financial and membership services products to JCPenney customers. Under this agreement, the Company will receive annual cash payments over the next 15 years pursuant to the terms of licensing and marketing services arrangements. Such amounts will be recognized as earned in the Company's financial statements.

     The Company's financial statements have been presented to reflect DMS as a discontinued operation for all periods. Operating results of the discontinued operation are summarized below:

($ in millions)                2000       1999     1998
---------------------------------------------------------
Net revenue                   $1,164     $1,119   $1,022
                              ---------------------------
Income from discontinued
  operations (net of
  income tax of $90,
  $91, and $84)                 159        162      156
Loss on sale of discontinued
  operations (including
  income taxes of $200)        (296)        --       --
                              ---------------------------
(Loss)/income from
  discontinued operations     $(137)     $ 162    $ 156
                              -----      -----    -------

The amount of income tax expense recorded on the sale transaction has been impacted by book/tax basis differences arising during periods in which separate tax returns were filed for DMS. Deferred tax liabilities historically have not been provided on such earnings because management expected that such earnings would be permanently invested in these businesses.

     Assets and liabilities of the discontinued operation were as follows:

($ in millions)                         2000     1999
-----------------------------------------------------
Current assets                        $   403  $  318
Investments                             1,495   1,484
Deferred policy acquisition costs         999     929
Other assets                              130     116
                                      ---------------
  Total assets                          3,027   2,847
                                      ---------------
Current liabilities                       287     494
Long-term liabilities                   1,399   1,017
                                      ---------------
  Total liabilities                    1,686    1,511
                                      ---------------

Net assets of discontinued operations $1,341   $1,336
                                      -------  -------

Notes to ther Consolidated Financial Statements

3 Calculation of earnings per share

                                                                                                      Average
($ in millions except per share data)                                                (Loss)/Income     Shares       EPS
-----------------------------------------------------------------------------------------------------------------------
2000
Loss from continuing operations                                                       $  (568)
Less preferred stock dividends                                                            (33)
                                                                                     --------
Basic and diluted loss per share - continuing operations                                 (601)         262         (2.29)
Basic and diluted loss per share  - discontinuing operations                             (137)         262         (0.52)
                                                                                     -----------------------------------
Basic and diluted loss per share                                                      $  (738)         262       $ (2.81)


1999
Income from continuing operations                                                     $  174
Less preferred stock dividends                                                           (36)
                                                                                     -------
Basic and diluted EPS - continuing operations                                            138          259           0.54
Basic and diluted EPS - discontinued operations                                          162          259           0.62
                                                                                     -----------------------------------
Basic and diluted EPS                                                                 $  300          259        $  1.16


1998
Income from continuing operations                                                     $  438
Less preferred stock dividends                                                           (38)
                                                                                     -------
Basic EPS - continuing operations                                                        400          253           1.58
Stock options                                                                             --            1
                                                                                     ------------------------------------
Diluted EPS - continuing operations                                                      400          254           1.58
EPS - discontinued operations
   Basic                                                                                 156          253           0.62
   Diluted                                                                               156          254           0.61
EPS
   Basic                                                                                 556          253           2.20
   Diluted                                                                           $   556          254        $  2.19
------------------------------------------------------------------------------------------------------------------------


     Calculation excludes diluted the effects of the potential conversion of outstanding preferred shares of 14, 15, and 17 million common shares and their related dividends in 2000, 1999 and 1998, because their inclusion would have an anti-dilutive effect on EPS.

     In addition, in each period, certain options were excluded from the computation of diluted earnings per share because they would have been anti-dilutive. At January 27, 2001, January 29, 2000, and January 30, 1999, options to purchase 18, 12 and 2 million shares of stock at prices ranging from $9 to $71, $11 to $71 and $55 to $71 per share were excluded from the 2000, 1999 and 1998 calculations, respectively.

4 Sale of Receivables and Acquisitions

On December 6, 1999, the Company sold its proprietary credit card accounts and receivables, including its retained interest in the JCP Master Credit Card Trust and its credit facilities, to GE Capital. The total value of the transaction was $4 billion, and included the assumption by GE Capital of $729 million of debt related to previous receivable securitization transactions, $79 million of which was off-balance-sheet. The sale resulted in a pre-tax gain of $55 million, net of an allowance for final settlement, which is included as a component of restructuring and other charges, net, in the consolidated statements of operations. In the current year, the allowance for final settlement was reduced by $9 million and is reflected in restructuring and other charges, net. As a part of the overall transaction, the Company also outsourced the management of its private label credit card business to GE Capital.

     In recent years, the Company has completed several acquisitions, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses have been included in the consolidated statements of operations from their respective acquisition dates. Goodwill has been recognized for the amount of the excess of the purchase price paid over the fair market value of the net assets acquired.

     On March 1, 1999, the Company acquired Genovese, a 141-drugstore chain with locations in New York, New Jersey and Connecticut. The acquisition was accomplished through the exchange of approximately 9.6 million shares of Company common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into

Notes to the Consolidated Financial Statements

approximately 550 thousand common stock options of the Company. The total value of the transaction, including the assumption of $60 million of debt, was $414 million, of which $263 million represented goodwill.

     The Company completed the acquisition of a majority interest in Renner, a 21-store Brazilian department store chain, in January 1999. The total purchase price was $139 million, of which $67 million represented goodwill.

5 FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and short-term investments. The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term and long-term debt. Carrying value approximates fair value for short-term debt. The fair value of long-term debt, excluding capital leases, is estimated by obtaining quotes from brokers or based on current rates offered for similar debt. At January 27, 2001, long-term debt, including current maturities, had a carrying value of $5.6 billion and a fair value of $4.0 billion. At January 29, 2000, long-term debt, including current maturities, had a carrying value of $6.4 billion and a fair value of $5.9 billion.

Concentrations of credit risk. The Company has no significant concentrations of credit risk.

6 ACCOUNTS PAYABLE AND ACCRUED EXPENSES
($ in millions)                                        2000         1999
-------------------------------------------------------------------------
Trade payables                                       $1,948       $1,480
Accrued salaries, vacation
  and bonus                                             446          463
Taxes payable                                           195          175
Interest payable                                        136          155
Workers' compensation and
  general liability insurance                            74           90
Common dividends payable                                 34           79
Other                                                 1,044          716
                                                    ---------------------
Total                                                $3,877       $3,158
                                                    =======      =======

7 SHORT-TERM DEBT
The Company did not have any short-term debt outstanding at January 27, 2001, a decrease of $330 million from the prior year end.

     The Company has a committed bank credit line in the form of a $1.5 billion, five-year revolving credit facility, which expires November 21, 2002. No borrowings have been made under this facility.

     The Company also has $480 million of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. As of January 27, 2001, $353 million of letters of credit issued by the Company were outstanding.

8 LONG-TERM DEBT

                                           Jan. 27, 2001   Jan. 29, 2000
                                          Avg.            Avg.
($ in millions)                           Rate    Balance Rate   Balance
-------------------------------------------------------------------------
Notes and debentures
   Due:  2000                                --  $   --     6.7%   $  625
         2001                              9.1%     250     9.1%      250
         2002                              7.1%     920     7.5%    1,100
         2003                              6.3%     350     6.3%      350
         2004                              7.5%     300     7.5%      300
         2005                              7.3%     218     7.3%      218
         2006-2010                         8.4%     987     8.4%      979
         2011-2015                         7.6%     305     7.6%      305
         2016-2020                         7.9%     562     7.9%      562
         2021-2027                         7.5%     850     7.5%      850
         Thereafter                        7.5%     900     7.5%      900
-------------------------------------------------------------------------
Total notes and
  debentures                               7.6%   5,642     7.6%    6,439
Capital lease
  obligations and other                     --       56      --        30
Less current maturities                     --     (250)     --      (625)
-------------------------------------------------------------------------
Total long-term debt                        --  $ 5,448      --   $ 5,844
                                                =======

All notes and debentures have similar characteristics regardless of due date and therefore are grouped by maturity date in the above schedule.

     During fiscal 2000, the Company redeemed at par $625 million principal amount of notes ($300 million of 6.375% notes and $325 million of 6.95% notes) at their normal maturity dates. In addition, the Company called and redeemed at par approximately $180 million principal amount of 9.45% notes that had a normal maturity date of July 2002.

9 CAPITAL STOCK
At January 27, 2001, there were approximately 53 thousand stockholders of record. On a combined basis, the Company's savings plans, including the Company's employee stock ownership plan (ESOP), held 51.2 million shares of common stock, or 18.6% of the Company's common shares after giving effect to the conversion of preferred stock.

Common stock. The Company has authorized 1,250 million shares of common stock; par value $.50; 263 million shares were issued and outstanding as of January 27, 2001, and 261 million shares were issued and outstanding as of January 29, 2000.

Preferred stock. The Company has authorized 25 million shares of preferred stock; 664 thousand shares of Series B ESOP Convertible Preferred Stock were issued and outstanding as of January 27, 2001, and 743 thousand shares were issued and outstanding as of January 29, 2000. Each share is convertible into 20 shares of the Company's common stock at a guaranteed minimum price of $30 per common share. Dividends are cumulative and are payable semi-annually at a rate of $2.37 per common share equivalent, a yield of 7.9%. Shares may be redeemed at the option of the Company or the ESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company's sole discretion.

Preferred stock purchase rights. In March 1999, the Board of Directors declared a dividend distribution of one preferred stock purchase right on each outstanding share of common stock in connection with the redemption of the Company's then existing preferred stock purchase rights program. These rights entitle the holder to purchase, for each right held, 1/1000 of a share of Series A Junior Participating Preferred Stock at a price of $140. The rights are exercisable by the holder upon the occurrence of certain events and are redeemable by the Company under certain circumstances as described by the rights agreement. The rights agreement contains a three-year independent director evaluation provision. This "TIDE" feature provides that a committee of the Company's independent directors will review the rights agreement at least every three years and, if they deem it appropriate, may recommend to the Board a modification or termination of the rights agreement.

10 STOCK-BASED COMPENSATION
The Company's current stock plans (the 1997 plan approved by stockholders and the 2000 New Associate Equity Plan) reserved 19.5 million shares of common stock to be granted to associates as either stock awards or options to purchase the Company's common stock. At January 27, 2001, 4.8 million shares of stock were available for future grant. The number of option shares is fixed at the grant date, and the exercise price of stock options is generally set as the average market price on the date of the grant. (Of the 7.3 million options granted in 2000, 3.5 million were granted to the Company's new chairman pursuant to his employment agreement at an exercise price of $16.06, while the market price on the date of the grant was $13.63. These options vest over a period of five years.) Options have a maximum term of ten years. The 1997 plan also provides for grants of stock awards and stock options to outside members of the Board of Directors. Shares acquired by such directors are not transferable until a director terminates service.

     Approximately 1.5 million restricted stock units and stock awards, with market values at the date of grant of $20.3 million, were granted in fiscal 2000. The weighted-average grant-date fair value of these awards was $13.85. Restricted stock grants vest in one to five years. The market value of restricted shares is being amortized as compensation expense over the vesting period. Compensation expense related to these restricted stock awards was $2.3 million in 2000. Prior to fiscal 2000, awards of restricted stock were not significant, and compensation expense was recognized in the year the awards were granted.

     In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each fixed option granted is estimated on the date of grant using the Black-Scholes option pricing model, with assumptions as follows:

                                               2000        1999         1998
--------------------------------------------------------------------------------
Dividend yield                                 4.2%        3.8%          3.8%
Expected volatility                           35.2%       25.1%         20.5%
Risk-free interest rate                        6.2%        5.5%          5.7%
Expected option term                        5 years     7 years       6 years
Fair value per share of
  options granted                            $3.78       $8.41        $13.66
                                            ------      ------        ------

Compensation expense recorded under SFAS No. 123 would have been approximately $26 million in 2000, $40 million in 1999 and $21 million in 1998, reducing earnings per share by eight cents in 2000, fourteen cents in 1999 and seven cents in 1998.

     The Board of Directors approved a new 2001 Equity Compensation Plan (2001
Plan) subject to stockholder approval at the annual meeting on May 18, 2001. The 2001 Plan will initially reserve 16 million shares for issuance, plus shares reserved but not subject to awards under the 1997 and 2000 equity plans, and also provides for cash incentive awards if certain performance criteria are met. The 2001 Plan provides for grants of stock options and stock awards to members of the Board of Directors not otherwise employed by the Company. If the 2001 Plan is approved, no future grants will be made under the existing 1997 and 2000 plans.


--------------------------------------------------------------------------------
The following table summarizes the status of the Company's fixed stock option plans for the three years ended January 27, 2001, January 29, 2000 and January 30, 1999:

                                                       2000                    1999                    1998
-------------------------------------------------------------------------------------------------------------------
(shares in thousands, price is weighted average)  Shares    Price         Shares    Price         Shares    Price
Outstanding at beginning of year                  11,832    $ 43           6,972    $ 48           7,583    $ 40
Granted                                            7,294      16           5,619      36           1,643      71
Exercised                                             --      --            (479)     23          (2,100)     36
Expired and cancelled                               (959)     35            (280)     40            (154)     61
                                                 ---------------------------------------------------------------
Outstanding at end of year                        18,167    $ 33          11,832    $ 43           6,972    $ 48
                                                 ---------------------------------------------------------------
Exercisable at end of year                         6,592    $ 48           6,913    $ 48           5,418    $ 41
                                                 ---------------         -------   -----           -----   -----


Options as of January 27, 2001                                Outstanding                             Exercisable
-------------------------------------------------------------------------------------------------------------------
                                                                                Remaining
(shares in thousands, price and term are weighted averages)   Shares    Price  Term (Yrs)       Shares       Price
-------------------------------------------------------------------------------------------------------------------
$9.22 - $25                                                   7,106     $16        9.4              27        $16
$25.01 - $35                                                  1,565      28        1.1           1,553         28
$35.01 - $45                                                  5,499      37        7.3           1,018         42
$45.01 - $55                                                  1,871      48        5.6           1,868         48
Over $55                                                      2,126      66        5.8           2,126         66
                                                            -----------------------------------------------------
Total                                                        18,167     $33        7.2           6,592        $48
-----------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements


11 INTEREST EXPENSE, NET

($ in millions)                                 2000         1999     1998
--------------------------------------------------------------------------------
Short-term debt                                $  13        $ 137    $ 106
Long-term debt                                   464          538      557
Other, net *                                     (50)         (68)     (52)
                                               ---------------------------------
Interest expense, net                          $ 427        $ 607    $ 611
                                               =====        =====    =====

* Primarily income on short-term investments in 2000. Includes $8 million, $34 and $39 million in 2000, 1999 and 1998, respectively, for interest income from the Company's investment in asset-backed certificates.

12 LEASE COMMITMENTS
The Company conducts the major part of its operations from leased premises that include retail stores, catalog fulfillment centers, warehouses, offices and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $711 million in 2000, $667 million in 1999, and $585 million in 1998, including contingent rent, based on sales, of $59 million, $64 million, and $66 million for the three years, respectively.

     The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $131 million in 2000, $123 million in 1999, and $123 million in 1998.

     Future minimum lease payments for non-cancelable operating and capital leases, net of executory costs, principally real estate taxes, maintenance and insurance, and subleases, as of January 27, 2001 were:

($ in millions)                                    Operating           Capital
--------------------------------------------------------------------------------
2001                                               $    647          $   20
2002                                                    605              16
2003                                                    566              12
2004                                                    514              10
2005                                                    467               8
Thereafter                                            4,084              --
                                                  ------------------------------
Total minimum lease payments                       $  6,883          $   66
                                                  ------------------------------
Present value                                      $  3,469          $   53
Weighted average interest rate                          8.8%             10%
--------------------------------------------------------------------------------

13 RETIREMENT PLANS

The Company's retirement plans consist principally of a noncontributory pension plan, noncontributory supplemental retirement, benefit restoration and deferred compensation plans for certain management associates, contributory medical and dental plans, a contributory 401(k) and employee stock ownership plan, and contributory mirror savings plans for certain management associates. Pension plan assets are invested in a balanced portfolio of equity and debt securities managed by third party investment managers. In addition to the above, Eckerd and Genovese have noncontributory pension plans. As of December 31, 1998, all Eckerd retirement benefit plans were frozen and employees began to accrue benefits under the Company's retirement plans on January 1, 1999. As of December 31, 1999, all Genovese retirement benefit plans were frozen and all Genovese associates began to accrue benefits under the Company's retirement plans on January 1, 2000. In 2000, the Company adopted a change in the measurement date of the pension and post-retirement health care benefits plans from December 31 to October 31. Prior periods have not been restated, as the impact of the change is not material. The components of net periodic benefit costs are shown below:

Expense

($ in millions)                                2000       1999     1998
------------------------------------------------------------------------
Pension and health care
Service cost                                   $  97      $ 109    $  76
Interest cost                                    236        220      221
Projected return on assets                      (354)      (314)    (283)
Net amortization                                 (17)        13       14
                                               -------------------------
Total pension and
  health care                                    (38)        28       28
Savings plan expense                               3         37       76
                                               -------------------------
Net periodic benefit
  (income)/cost                                $ (35)     $  65    $ 104
                                               -----      -----    -----

The following table sets forth the change in projected benefit obligation, change in plan assets and funded status of the pension plans at fiscal year end 2000 and 1999:

($ in millions)                                         2000         1999
---------------------------------------------------------------------------
Change in projected
  benefit obligation

Beginning of year                                     $2,737         $3,006
Service and interest cost                                254            303
Actuarial loss/(gain)                                     69           (375)
Benefits paid                                           (170)          (201)
Amendments and other                                      --              4
                                                      ---------------------
End of year                                            2,890          2,737

                                                      ---------------------
Change in fair value
  of plan assets
Beginning of year                                      3,791          3,393
Company contributions                                     25             35
Net gains                                                107            560
Benefits paid                                           (170)          (201)
Amendments and other                                      --              4
                                                      ---------------------
End of year                                            3,753          3,791

---------------------------------------------------------------------------
Funded status of plan
Excess of fair value over
  projected benefits                                     863          1,054
Unrecognized gains and

  prior service cost                                    (278)          (563)
                                                      ---------------------
Prepaid pension cost                                  $  585         $  491
                                                      ======         ======
24

Assumptions

                                           2000       1999      1998
--------------------------------------------------------------------------------
Discount rate                             7.75%      7.75%     6.75%
Expected return on assets                 9.50%      9.50%     9.50%
Salary progression rate                   4.00%      4.00%     4.00%

For the medical and dental plans, at year end 2000 the accumulated post-retirement benefit obligation, unrecognized net gain and net liability were $334 million, $14 million and $320 million, respectively. At year end 1999, the accumulated post-retirement benefit obligation, unrecognized net loss and net liability were $322 million, $17 million and $339 million, respectively.

     A 1% increase (or decrease) in assumed health care cost trend rates would have increased (or decreased) the accumulated postretirement benefit obligation as of year-end 2000 by $26 million and the aggregate service and interest cost for fiscal 2000 by $2.5 million. For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.0% by 2004 and remain at that level thereafter.

14 Restructuring And Other Charges, Net
Over the past several years, the Company has implemented a number of initiatives to improve its competitive position and future financial performance, including closing underperforming stores and reducing headcount in corporate offices and field locations. These initiatives, along with the integration of several drugstore formats with the Eckerd drugstore business acquired in 1997, have resulted in restructuring and other charges.

     As it relates to store closing restructuring charges, the major actions comprising the plan to close stores consisted of the identification of stores that did not meet the Company's profit objectives, closing dates (to coincide with termination rights/and or other trigger dates contained in leases, if applicable), and notification of affected parties (e.g., employees, landlords, and community representatives) in accordance with the Company's store closing procedures. These closings were over and above the normal course of store closures within a given year, which are typically relocations. Substantially all of the stores were leased, and as such, the Company will not be responsible for the disposal of property, other than fixtures, which for the most part will be abandoned.

     During 2000, 1999, and 1998 the Company recorded $488 million, $169 million and $(22) million of restructuring and other charges, net. The following table summarizes these charges for the last three years:

($ in millions)                            2000       1999     1998
--------------------------------------------------------------------------------
Department stores
  and catalog

Store closing costs                       $ 206      $  --    $  --
Asset impairments                            68        130       --
Contract cancellations                       12         --       --
Headcount reductions                         30         --       --
Gain on sale of assets                       --        (55)      --
Adjustments to prior
  period reserves and other                 (12)       (11)     (22)
Eckerd drugstores
Store closing costs                         111         --       --
Asset impairments                            23        110       --
Contract cancellations                       72         --       --
Headcount reductions                          5         --       --
Gain on sale of assets                      (13)        --       --
Adjustments to prior
  period reserves and other                 (14)        (5)      --
                                          -------------------------
                                          $ 488      $ 169    $ (22)
                                          =====      =====    =====
The status of reserves established in conjunction with these charges is discussed in Note 15.

2000 Restructuring and Other Charges, Net

Department Stores and Catalog
Store closing costs ($206 million)
First quarter 2000. In the first quarter of 2000, the Company approved a plan to close 45 underperforming JCPenney stores. These stores generated sales of approximately $450 million and incurred operating losses of approximately $20 million in 1999. All but one of these stores were closed as of January 27, 2001. The remaining store is expected to close by April 2001. Store closing costs of $115 million include asset impairments ($60 million), present value of future lease obligations ($45 million), and severance ($10 million).

     Store assets consist primarily of furniture and fixtures, and buildings and improvements. The Company recorded an asset impairment charge of $60 million, in accordance with SFAS No. 121. The impairment charge represents the excess of the carrying value of the assets over their estimated fair value.

     The store closing plan anticipated that the Company would remain liable for all future lease payments. The present value of the future lease obligations was calculated, net of assumed sublease income, using a discount rate of 6.7%. A charge of $45 million was recorded and a corresponding reserve was established based on an average of three years of lease payments or a negotiated termination fee.

     Approximately 4,500 store employees were expected to be impacted by the scheduled store closings, with approximately 1,800 eligible for severance benefits, all of whom were terminated by January 27, 2001. A charge of $10 million was recorded for severance benefits to be paid to these employees and a corresponding reserve was established.

Fourth quarter 2000. In the fourth quarter of 2000, the Company approved a plan to close 47 underperforming JCPenney stores. These stores generated sales of approximately $500 million and incurred operating losses of approximately $8 million in 1999. The majority of these stores are scheduled to close by the end of June 2001 and the remainder by year end 2001. Store closing costs of $91 million include asset impairments ($53 million), present value of future lease obligations ($32 million), and severance ($6 million).

     Store assets consist primarily of furniture and fixtures, and buildings and improvements. The Company recorded an asset impairment charge of $53 million, in accordance with SFAS No. 121. The impairment charge represented the excess of the carrying value of the assets over estimated fair value.

     The store closing plan anticipated that the Company would remain liable for all future lease payments. The present value of the future lease obligations was calculated, net of assumed sublease income, using a discount rate of 5.2%. A charge of $32 million was recorded and a corresponding reserve was established based on an average of three years of lease payments or a negotiated termination fee.

     Approximately 5,000 store employees are expected to be impacted by the scheduled store closings. A charge of $6 million was recorded for severance benefits to be paid to these employees and a corresponding reserve was established.

Asset impairments. During the fourth quarter of 2000, the Company evaluated its investments in long-lived assets to be held and used in operations on an individual store basis, and determined that, based on historical operating results and updated operating projections, asset carrying values on thirteen stores were not supported by projected undiscounted cash flows. Accordingly, an impairment charge of $64 million was recorded to write-down the carrying value of store assets to their estimated fair value. Fair value was determined based on projected discounted cash flows using a discount rate of 11%. Additionally, a charge of $4 million was recorded for the permanent impairment of a non-strategic business investment.

Contract cancellations. In the fourth quarter of 2000, the Company recorded a charge of $12 million for the remaining lease payments associated with the termination of a computer hardware contract. A corresponding reserve was established.

Headcount reductions. In the first quarter of 2000, the Company approved a plan to eliminate 430 JCPenney Home Office and field positions. Substantially all of these employees had been terminated as of January 27, 2001. A charge of $11 million was recorded in the first quarter for severance benefits to be paid to these employees and a corresponding reserve was established. In the fourth quarter of 2000, the Company approved a plan to eliminate 300 JCPenney Home Office and field positions, and provide for certain senior management severance packages. A charge of $19 million was recorded in the fourth quarter for severance benefits for these employees.

Adjustments to prior period reserves and other. A net credit of $12 million was recorded, comprised principally of the reversal of $9 million of the allowance established in connection with the sale of the proprietary credit card receivables due to lower closing costs than anticipated.

Eckerd Drugstores
Store closing costs ($111 million)
First quarter 2000. In the first quarter of 2000, Eckerd approved a plan to close 289 underperforming drugstores that did not meet the Company's profit objectives. These stores generated sales of approximately $650 million and incurred operating losses of approximately $30 million in 1999. The number of stores was reduced to 279 in the second quarter as a result of restrictive lease terms on certain stores. These closings are over and above the normal course of store closures within a given year, which are typically relocations. 274 of these stores had been closed as of January 27, 2001, and the remainder will be closed by the end of April 2001. Store closing costs of $106 million include future lease obligations ($90 million), severance ($4 million), and other exit costs ($16 million), offset by a $4 million net gain on the disposal of fixed/intangible assets.

     The drugstore closing plan anticipated that Eckerd would remain liable for all future lease payments. The present value of the future lease obligations was calculated net of assumed sublease income using a discount rate of 7%. A charge of $90 million was recorded and a corresponding reserve was established. On average the remaining lease term for closed stores was approximately six years, and payments during the next five years are expected to be approximately $14 million per year.

     Approximately 600 drugstore employees were expected to be impacted by the scheduled store closings, 560 of whom were terminated by January 27, 2001. A charge of $4 million was recorded for severance benefits to be paid to these employees and a corresponding reserve was established.

     A charge of $16 million was recorded for other exit costs related to exiting the Puerto Rico market and store equipment leases and a corresponding reserve was established.

Fourth quarter 2000. In the fourth quarter of 2000, Eckerd recorded a charge of $5 million for exit costs related to closing approximately 250 JCPenney catalog desks currently in Eckerd drugstores.

Asset impairments. In the fourth quarter of 2000, Eckerd recorded an impairment charge of $23 million consisting of $14 million related to fixtures associated with relocated drugstores, and $9 million of capitalized costs for Eckerd's e-commerce web site, which is no longer a near-term focus.

Contract cancellations. In the fourth quarter of 2000, Eckerd terminated a contract with its primary third party information technology service provider. A charge of $72 million was recorded for asset impairments ($48 million) and termination costs ($24 million) for which a corresponding reserve was established.

Headcount reductions. In the fourth quarter of 2000, Eckerd approved a plan to reduce headcount by 265 headquarter and field employees. About 100 employees had been terminated as of January 27, 2001. A charge of $5 million was recorded for severance benefits to be paid to these employees and a corresponding reserve was established.

Gain on the sale of assets. The Company sold a note receivable that was associated with the divestiture of certain drugstore locations, pursuant to a Federal Trade Commission agreement. The sale of the note generated cash proceeds of $16 million, the note had a net book value of $3 million, resulting in a net gain of $13 million.

Adjustments to prior period reserves and other. A credit of $16 million was recorded for adjustments related to reserves established in prior periods. In addition, a charge of $2 million was recorded for termination costs paid to developers for cancelled projects.

1999 Restructuring and Other Charges, Net

Department Stores and Catalog
Asset impairments. An asset impairment charge of $130 million was recorded for underperforming department stores in accordance with SFAS No. 121. The impairment charge represents the excess of the carrying values of the assets, including intangible assets, over the estimated fair values. The charge relates to ten stores, with the majority attributable to seven stores in the Washington, D.C., market that were acquired in 1995. The Washington, D.C., stores have performed substantially below levels anticipated at the time of the acquisition, and the impairment charge generally represents goodwill associated with the acquisition. Three of the impaired department stores had contracts of sale pending as of the end of fiscal 1999 and were written down to fair value. These three stores were sold in the first quarter of 2000 for cash proceeds of $36 million, which approximated the Company's carrying value of the fixed assets at the sale date. Fair values for department stores were determined based on the established sales prices for the three stores that were sold, independent appraisals on three other stores, and discounted cash flows for the remaining stores.

Gain on the sale of assets. In December 1999, the Company sold its private-label credit card accounts receivable, including its credit facilities, to GE Capital at a gain of $55 million (see Note 4 for further discussion of the sale).

Adjustments to prior period reserves and other. The Company also recorded credits related to restructuring charges recognized in 1996 and 1997. Gains on the sale of two closed department store locations that had been impaired in 1997 totaled $4 million and reserves for future lease obligations were reduced by $7 million based on the negotiation of lease terminations that were lower than the reserves that had been established in 1997.

Eckerd Drugstores
Asset impairments. An asset impairment charge of $110 million was recorded for 289 underperforming drugstores located throughout the Eckerd operating area, with concentrations in Pennsylvania, Virginia, New Jersey, and New York in accordance with SFAS No. 121. The impairment charge represents the excess of the carrying values of the assets over the estimated fair values. The impaired drugstores generally represent smaller, low-volume stores that were former independent units and chains acquired over the years that do not meet Eckerd performance standards and cannot be relocated. In the first quarter of 2000, a plan was approved to close these drugstores as discussed on page 26. Fair values were based on projected discounted cash flows.

Adjustments to prior period reserves. A credit of $5 million was recorded for adjustments related to reserves recorded in prior periods.

1998 Restructuring and Other Charges, Net

Department Stores and Catalog
Adjustments to prior year reserves. A credit of $22 million was recorded for adjustments related to reserves recorded in prior years. $11 million related to the reversal of reserves established in 1997 for severance costs related to a reduction in force. The plan was completed in the fourth quarter of 1998 at less cost than originally estimated.

     Other adjustments to the reserves in 1998 included reversals of approximately $5 million due to reduced lease obligations stemming from subleased facilities, and $6 million for employment-related costs.

15 ROLLFORWARD OF RESTRUCTURING RESERVES
The following tables present the activity and balances of the reserves established in connection with the 1996, 1997 and 2000 restructuring charges:

                                         Balance     Cash        Other     Balance    Cash       Other     Balance
($ in millions)                          1/31/98   Payments   Adjustments  1/30/99  Payments  Adjustments  1/29/00
-------------------------------------------------------------------------------------------------------------------
1996 and 1997 Charges
Department stores and catalog
   Reduction in force                    $  55     $ (44)      $  (11)     $  --     $  --      $   --     $   --
   Future lease obligations                 55       (24)         (11)        20        (5)         (7)         8
Eckerd drugstores
   Future lease obligations
    and severance                          105       (15)                     90        (7)         (5)        78
   Allowance for notes receivable/(1)/      25                                25                               25
   Headquarters severance                    1         (1)                    --                               --
-------------------------------------------------------------------------------------------------------------------
Total all charges                        $ 241     $ (84)      $  (22)     $ 135     $ (12)      $ (12)     $ 111
===================================================================================================================

(1) The allowance for notes receivable is included as a reduction of Other assets.

                                                      Balance                    Cash         Other       Balance
($ in millions)                                       1/29/00      Additions   Payments    Adjustments    1/27/01
-------------------------------------------------------------------------------------------------------------------
1996 and 1997 Charges
Department store and catalog
   Future lease obligations                                8            --           (3)         (1)           4
Eckerd drugstores
   Future lease obligations and other                     78            --           (7)         (3)          68
   Allowance for notes receivable                         25            --           --         (25)          --
-------------------------------------------------------------------------------------------------------------------
Total 1996 and 1997 charges                          $   111       $    --     $    (10)    $   (29)     $    72
===================================================================================================================
2000 charges
Department store and catalog
   Future lease obligations                          $    --       $    77     $     (8)    $    (1)     $    68
   Severance                                              --            16           (8)         (2)           6
   Contract cancellations                                 --            12           (1)         --           11
   Headcount reductions                                   --            30          (23)          2            9
Eckerd drugstores
   Future lease obligations                               --            90          (20)         (7)          63
   Severance                                                             4           (3)         (1)          --
   Other exit costs                                       --            16           (9)         (5)           2
   Contract cancellations                                 --            24           --          --           24
   Headcount reductions                                   --             5           (2)         --            3
-------------------------------------------------------------------------------------------------------------------
Total 2000 charges                                   $    --       $   274     $    (74)    $   (14)     $   186
===================================================================================================================
Total all charges                                    $   111       $   274     $    (84)    $   (43)     $   258
===================================================================================================================


As discussed in Note 14, the Company recorded restructuring and other charges, net, totaling $488 million in the first and fourth quarters of 2000. Liabilities of $274 were established related to these charges. During 1996 and 1997, the Company established reserves for future costs associated with certain restructuring charges. These reserves were principally related to the present value of future lease obligations for both department stores and drugstores that were identified for closing. The above table provides a rollforward of the reserves that were established for each of these charges and the status of the reserves at January 27, 2001. Costs are being charged against the reserves as incurred. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate based on those reviews. Cash payments related to these reserves are expected to be approximately $90 million in 2001 and the remaining cash payments are expected to be made by the end of 2005.

16 TAXES

Deferred tax assets and liabilities reflected in the Company's consolidated balance sheets as of January 27, 2001 and January 29, 2000, were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax (assets)/liabilities as of January 27, 2001 and January 29, 2000, were as follows:

Temporary Differences

($ in millions)                                            2000         1999
----------------------------------------------------------------------------
Depreciation and amortization                            $1,120       $1,104
Leases                                                      245          318
Retirement benefits                                          86           47
Other, including other
  comprehensive (loss)                                     (207)        (130)
State net operating losses                                  (60)          --
Valuation allowance on state
  net operating losses                                       60           --
                                                         -------------------
Total                                                    $1,244       $1,339
                                                         ======       ======

     Management's assessment is that the character and nature of future taxable income may not allow the Company to realize certain tax benefits of state net operating losses within the prescribed carryforward period. Accordingly, a valuation allowance has been established for the amount of deferred tax assets generated by state net operating losses not expected to be realized.

     U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates which the Company considers to be permanent investments.

     The components of the provision for income taxes are as follows:

Income Tax Expense

($ in millions)                                       2000       1999     1998
------------------------------------------------------------------------------
Current

Federal and foreign                                 $ (223)     $ 133    $  68
State and local                                         --        (21)      31
                                                    --------------------------
Subtotal                                              (223)       112       99

Deferred

Federal and foreign                                    (68)        (2)     178
State and local                                        (27)        (6)      --
                                                    --------------------------
Subtotal                                               (95)        (8)     178
                                                    --------------------------
Total                                               $ (318)     $ 104    $ 277
Effective tax rate                                   (35.9%)     37.4%    38.7%
                                                    ======      =====    =====

     A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

Reconciliation of Tax Rates

(percent of pre-tax income)                          2000       1999     1998
-------------------------------------------------------------------------------
Federal income tax at
  statutory rate                                     (35.0)      35.0     35.0
State and local income
  taxes, less federal income
  tax effect                                          (2.0)      (6.5)     2.8
Tax effect of dividends
  on allocated ESOP shares                            (1.1)      (5.8)    (1.7)
Non-deductible goodwill
  and other                                            2.2       14.7      2.6
                                                     --------------------------
Total                                                (35.9)      37.4     38.7
                                                     ======      =====    =====

The decline in the effective tax rate for 1999 is related primarily to the effects of tax planning strategies that have significantly reduced state and local effective income tax rates. The current year benefit decreased due to limitations on state net operating losses.

17 SEGMENT REPORTING

Reportable segments were determined based on similar economic characteristics, the nature of products and services and the method of distribution. Performance of the segments is evaluated based on segment operating profit. Segment operating profit is gross margin less SG&A expenses. Segment assets include goodwill and other intangibles; however segment operating profit does not include the amortization related to these assets. A general description of products and services offered in each segment follows:

Department stores and catalog. The majority of consolidated retail sales, net (59%, 61% and 65% for fiscal 2000, 1999 and 1998, respectively) is generated from providing merchandise and services to consumers through department stores, catalog and the Company's internet web site, JCPenney.com. Department stores, catalog and the internet generally serve the same customer, have virtually the same mix of merchandise, and the majority of catalog sales are completed in department stores. In addition, department stores accept returns from sales initiated in department stores, catalog and via the internet. JCPenney department stores, which are located principally in shopping malls, sell family apparel, jewelry, shoes, accessories and home furnishings. The Company operates approximately 1,100 department stores in all 50 states, Puerto Rico and Mexico as well as 49 Renner department stores in Brazil. Sales outside the United States were not significant.

Eckerd drugstores. Through its indirect wholly-owned subsidiary, Eckerd, the Company operates a chain of approximately 2,600 drugstores located in the southwestern and southeastern Sunbelt states including the growing retirement destinations of Florida, Texas and the Carolinas as well as the heavily populated northeastern corridor of the country. Revenues for this segment represented 41%, 39% and 35% of consolidated retail sales, net, for fiscal 2000, 1999 and 1998, respectively.

Other unallocated. Other unallocated includes Corporate unallocated expenses and real estate investment activities.

Segment Reporting                                                      Dept.
                                                                     Stores &     Eckerd        Other           Total
($ in millions)                                                      Catalog    Drugstores   Unallocated       Company
------------------------------------------------------------------------------------------------------------------------
2000
Retail sales, net                                                     $18,758    $13,088        $ --          $31,846
                                                                      --------------------------------------------------
Segment operating profit                                                  254        (76)         --              178
Net interest expense                                                                            (427)            (427)
Other unallocated and acquisition amortization                                                  (149)            (149)
Restructuring and other charges, net                                                            (488)            (488)
                                                                                                              ----------
Pretax loss from continuing operations                                                                           (886)
                                                                                                              ----------
Total assets                                                            9,659      6,967       3,116/(1)/      19,742
Capital expenditures                                                      398        301          --              699
Depreciation and amortization expense                                     360        213         122              695
------------------------------------------------------------------------------------------------------------------------

1999
Retail sales, net                                                     $19,316    $12,427        $ --          $31,743
                                                                      --------------------------------------------------
Segment operating profit                                                  670        183                          853
Net interest expense and credit operations                                                      (294)            (294)
Other unallocated and acquisition amortization                                                  (112)            (112)
Restructuring and other charges, net                                                            (169)            (169)
                                                                                                              ----------
Pretax income from continuing operations                                                                          278
                                                                                                              ----------
Total assets                                                           10,921      7,053       2,934/(1)/      20,908
Capital expenditures                                                      344        325          --              669
Depreciation and amortization expense                                     386        193         125              704
------------------------------------------------------------------------------------------------------------------------

1998
Retail sales, net                                                     $19,436    $10,325        $ --          $29,761
                                                                      --------------------------------------------------
Segment operating profit                                                  920        254                        1,174
Net interest expense and credit operations                                                      (387)            (387)
Other unallocated and acquisition amortization                                                   (94)             (94)
Restructuring and other charges, net                                                              22               22
                                                                                                              ----------
Pretax income from continuing operations                                                                          715
                                                                                                              ----------
Total assets                                                           14,396      6,361       2,848/(1)/      23,605
Capital expenditures                                                      460        283          --              743
Depreciation and amortization expense                                     380        139         112              631
------------------------------------------------------------------------------------------------------------------------

(1) Includes assets of discontinued operations of $3,027, $2,847 and $2,737 for 2000, 1999 and 1998, respectively.

Quarterly Data (unaudited)

J. C. Penney Company, Inc. and Subsidiaries

                                             First              Second               Third              Fourth
                                        ---------------------------------------------------------------------------
($ in millions, except per share data)   2000      1999      2000      1999      2000     1999      2000      1999
-------------------------------------------------------------------------------------------------------------------
Retail sales, net                      $ 7,528   $ 7,339   $ 7,207  $ 7,104   $ 7,538   $ 7,639   $ 9,573   $ 9,661
LIFO gross margin                        2,224     2,302     2,105    2,104     2,169     2,416     2,317     2,636
(Loss)/income from
  continuing operations                   (156)      131       (19)      (1)      (70)       97      (323)      (53)
(Loss)/income from continuing
  operations per common
  share, diluted/(1)/                    (0.63)     0.48     (0.10)   (0.04)    (0.30)     0.34     (1.26)    (0.24)
Dividend per common share               0.2875     0.545    0.2875    0.545     0.125     0.545     0.125    0.2875
Price range
   High                                  19.75     48.38     19.69    54.44     18.25     44.88     13.38     27.50
   Low                                   12.88     35.38     14.00    43.75      8.69     25.31      8.63     17.69
   Close                                 13.88     45.63     16.58    43.75     10.63     25.38     12.81     18.31
-------------------------------------------------------------------------------------------------------------------

All quarterly data has been restated for discontinued operations.
(1) Calculation excludes the effects of the potential conversion of outstanding preferred shares into common shares, and related dividends for all periods, because their inclusion would have an anti-dilutive effect on EPS.

Five Year Financial Summary (unaudited)

J. C. Penney Company, Inc. and Subsidiaries

(In millions, except per share data)                   2000          1999        1998         1997         1996
-------------------------------------------------------------------------------------------------------------------
Results for the year
Retail sales, net                                   $ 31,846      $ 31,743     $ 29,761    $ 29,796     $ 22,804
Percent increase/(decrease)                              0.3%          6.7%        (0.1)%      30.7%         8.2%
(Loss)/income from continuing operations                (568)          174          438         413          440
Return on beginning stockholders' equity
 - continuing operations                                (7.9)%         2.5%         6.0%        7.0%/(2)/    7.6%
Per common share
(Loss)/income from continuing operations               (2.29)/(1)/    0.54/(1)/    1.58/(1)/   1.49/(1)/    1.75
Dividends                                              0.825          1.92         2.18        2.14         2.08
Stockholders' equity                                   23.76         26.17        26.74       27.31        24.71
Financial position
Capital expenditures                                     699           669          743         803          783
Total assets                                          19,742        20,908       23,605      23,405       22,013
Long-term debt                                         5,448         5,844        7,143       6,986        4,565
Stockholders' equity                                   6,259         7,228        7,102       7,290        5,885
Other
Common shares outstanding at end of year                 263           261          250         251          224
Weighted average common shares
   Basic                                                 262           259          253         247          226
   Full dilution                                         276           275          271         268          248
Number of employees at end of year (in thousands)        267           287          267         259          251
-------------------------------------------------------------------------------------------------------------------

(1) Calculation excludes the effects of the potential conversion of outstanding preferred shares into common shares, and related dividends, because their inclusion would have an anti-dilutive effect on EPS.
(2) Assumes the completion of the Eckerd acquisition in beginning equity.

Five Year Operations Summary (unaudited)

J. C. Penney Company, Inc. and Subsidiaries

                                                       2000          1999        1998         1997         1996
-------------------------------------------------------------------------------------------------------------------
Department stores
Number of stores - JCPenney department stores
   Beginning of year                                   1,143         1,148        1,203       1,228        1,238
   Openings                                               10            14           12          34           36
   Closings                                              (42)          (19)         (67)        (59)         (46)
                                                    ------------------------------------------------------------
   End of year                                         1,111         1,143        1,148       1,203        1,228
Renner department stores                                  49            35           21          --           --
                                                    ------------------------------------------------------------
Total department stores                                1,160         1,178        1,169       1,203        1,228
Gross selling space (square feet in millions)          114.1         116.4        116.0       118.4        117.2
Sales ($ in millions)                               $ 14,585      $ 15,026     $ 15,226    $ 15,904     $ 15,568
Sales including catalog desks (in millions)           17,451        18,063       18,436      19,143       18,699
Sales per gross square foot                              153           155          156         157          158
Catalog
Number of catalog units
   Department stores                                   1,108         1,142        1,139       1,199        1,226
   Freestanding sales centers and other                  508           489          512         554          569
   Drugstores                                             92           430          139         110          107
                                                    ------------------------------------------------------------
   Total                                               1,708         2,061        1,790       1,863        1,902
Sales ($ in millions)                               $  4,173      $  4,290     $  4,210    $  4,229     $  4,076
                                                    ------------------------------------------------------------
Eckerd drugstores
Number of stores
   Beginning of year                                   2,898         2,756        2,778       2,699          645
   Openings/(1)/                                         174           266          220         199           47
   Acquisitions                                            6           163           36         200        2,020
   Closings/(1)/                                        (438)         (287)        (278)       (320)         (13)
                                                    ------------------------------------------------------------
   End of year                                         2,640         2,898        2,756       2,778        2,699
Gross selling space (square feet in millions)           27.0          29.2         27.6        27.4         26.4
Sales ($ in millions)                               $ 13,088      $ 12,427     $ 10,325    $  9,663     $  3,160
Sales per gross square foot                              444           395          350         314          261
-------------------------------------------------------------------------------------------------------------------

(1) Includes relocations of 136, 208, 175 and 127 drugstores in 2000, 1999, 1998 and 1997, respectively.

Supplemental Data (unaudited)

The following information is provided as a supplement to the Company's audited financial statements. Its purpose is to facilitate an understanding of credit sales penetration rates, capital structure and cash flows.

The following table presents the sales penetration rates of the Company's private-label and third-party credit cards for department stores and catalog:

                                     2000                          1999                           1998
                          -----------------------------------------------------------------------------------------
                                             % of                          % of                           % of
                                           Eligible                      Eligible                       Eligible
($ in billions)              Sales           Sales          Sales          Sales           Sales          Sales
-------------------------------------------------------------------------------------------------------------------
Private label card          $ 6.9            37.5%          $ 7.4           37.9%         $ 7.6           39.4%
Third-party credit cards      5.3            28.9%            5.2           27.6%           5.0           26.1%
                          -----------------------------------------------------------------------------------------
Total                       $12.2            66.4%          $12.6           65.5%         $12.6           65.5%
                          =======================           =====           ====          =====           ====

EBITDA. Earnings before interest, taxes, depreciation and amortization (EBITDA) is a measure of cash flow generated and is provided as an alternative assessment of operating performance. It is not intended to be a substitute for GAAP measurements. The following calculation of EBITDA includes segment operating profit before depreciation and amortization and non-comparable items, and includes credit operating results in 1999 and 1998. For a discussion of the effects of non-comparable items, see page 8.

                                                                          Dept.
                                                                        Stores &         Eckerd           Total
($ in millions)                                                          Catalog       Drugstores        Segments
-----------------------------------------------------------------------------------------------------------------
2000
Retail sales, net                                                      $18,758          $13,088          $31,846
Segment operating profit                                                   254              (76)             178
Non-comparable items                                                        92              116              208
Depreciation and amortization                                              360              213              573
                                                                       -----------------------------------------
EBITDA                                                                 $   706          $   253          $   959
   % of retail sales, net                                                  3.8%             1.9%             3.0%
                                                                       -----------------------------------------
1999
Retail sales, net                                                      $19,316          $12,427          $31,743
Segment operating profit                                                   670              183              853
Non-comparable items                                                        20              119              139
Depreciation and amortization                                              386              193              579
Credit operating results                                                   313               --              313
                                                                       -----------------------------------------
EBITDA                                                                 $ 1,389          $   495           $1,884
   % of retail sales, net                                                  7.2%             4.0%             5.9%
                                                                       -----------------------------------------
1998
Retail sales, net                                                      $19,436          $10,325          $29,761
Segment operating profit                                                   920              254            1,174
Non-comparable items                                                        --              114              114
Depreciation and amortization                                              380              139              519
Credit operating results                                                   224               --              224
                                                                       -----------------------------------------
EBITDA                                                                 $ 1,524          $   507          $ 2,031
   % of retail sales, net                                                  7.8%             4.9%             6.8%
================================================================================================================

Capital structure. The Company's objective is to maintain a capital structure that will assure continuing access to financial markets so that it can, at reasonable cost, provide for future needs and capitalize on attractive opportunities for growth.

Debt to capital

($ in millions)                        2000        1999             1998
--------------------------------------------------------------------------
Short-term debt, net of
  cash investments                    $  (935)    $(1,092)/(1)/    $ 1,671
Long-term
  debt, including
  current maturities                    5,698       6,469            7,581
                                      ------------------------------------
                                        4,763       5,377            9,252
Off-balance-sheet debt:
   Present value of
     operating leases                   3,469       3,293            2,715
   Securitizations of
     receivables, net                      --          --              146
                                      ------------------------------------
Total debt                              8,232       8,670           12,113
Consolidated equity                     6,259       7,228            7,102
                                      ------------------------------------
Total capital                         $14,491     $15,898          $19,215
                                      ------------------------------------
Percent of total debt
  to capital                             56.8%       54.5%            63.0%/(2)/
                                      =======     =======          =======

(1) Includes asset-backed certificates of $267 million.
(2) Upon completion of the Genovese acquisition, the Company's debt to capital ratio decreased to 62.3%.

     The Company's debt to capital percentage increased in 2000 due to the decline in consolidated equity as a result of the net loss recorded for the year. The Company's debt to capital percentage improved in 1999 primarily as a result of the sale of the Company's private label credit card accounts receivable. The Company expects the percentage to improve over the next several years.

Credit ratings. As of March 22, 2001, ratings were as follows:

                                                Long-term    Commercial
                                                  Debt          Paper
========================================================================
Moody's Investors Service                         Ba2          Not-Prime
Standard & Poor's Corporation                     BBB-           A3
Fitch Investors Service, Inc.(1)                  BBB-           F3
========================================================================
(1) Under review.

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